Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CancerVax, Inc.
1633 W Innovation Way, Floor 5
Lehi, UT 84043
www.cancervax.com

Up to $3,935,533.50 in Common Stock at $2.25
Minimum Target Amount: $19,998.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: CancerVax, Inc.
Address: 1633 W Innovation Way, Floor 5, Lehi, UT 84043
State of Incorporation: NV
Date Incorporated: March 23, 2021

Terms:

Equity

Offering Minimum: $19,998.00 | 8,888 shares of Common Stock
Offering Maximum: $3,935,533.50 | 1,749,126 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $524.25

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

<u>Loyalty Bonus</u>

Investors in CancerVax as of May. 1, 2026 at 12:59 AM MDT, including individuals waitlisted in our offering that ended on April 30, 2026, will receive 20% bonus shares.

<u>Time-Based Perks</u> (Available for the First 14 Days of the Offering Only):

$1,000+ | Early Tier 1 - Invest $1,000 or more within the first 14 days and receive 10% bonus shares.

$2,500+ | Early Tier 2 - Invest $2,500 or more within the first 14 days and receive 12% bonus shares.

$5,000+ | Early Tier 3 - Invest $5,000 or more within the first 14 days and receive 15% bonus shares.

$10,000+ | Early Tier 4 - Invest $10,000 or more within the first 14 days and receive 18% bonus shares.

$25,000+ | Early Tier 5 - Invest $25,000 or more within the first 14 days and receive 22% bonus shares.

$50,000+ | Early Tier 6 - Invest $50,000 or more within the first 14 days and receive 25% bonus shares.

<u>Amount-Based Perks</u> (Available Throughout the Offering):

$1,000+ | Tier 1 - Invest $1,000 or more and receive 5% bonus shares.

$2,500+ | Tier 2 - Invest $2,500 or more and receive 7% bonus shares.

$5,000+ | Tier 3 - Invest $5,000 or more and receive 10% bonus shares.

$10,000+ | Tier 4 - Invest $10,000 or more and receive 12% bonus shares.

$25,000+ | Tier 5 - Invest $25,000 or more and receive 15% bonus shares.

$50,000+ | Tier 6 - Invest $50,000 or more and receive 18% bonus shares.

$100,000+ | Tier 7 - Invest $100,000 or more and receive 20% bonus shares.

Mid-Campaign Flash Perks:

Day 35–40 | Invest $2,500 or more and receive 8% bonus shares.

Day 60–65 | Invest $2,500 or more and receive 8% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

CancerVax will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common stock at $2.25/ share you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on either the amount invested or the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

CancerVax is a pre-clinical biotech company developing a Universal Cancer Treatment Platform using artificial intelligence and mRNA technology. The platform is designed to detect, mark, and kill only cancer cells by disguising them as diseases the immune system already recognizes, such as measles. This approach aims to create a strong immune response and potential long-term remission.

CancerVax plans to generate revenue through the development and commercialization of its proprietary therapeutic cancer vaccines. The company's cost-effective AI-driven method avoids the need for patient-specific tumor profiling, enabling scalable production of off-the-shelf injections tailored to cancer types.

Intellectual Property:

The company filed original patent applications in October 2021. In 2024, the Company filed provisional patents, No. 63/322,067 and No. 63/677,440, with the United States Patent and Trademark Office ("USPTO"). In 2025, CancerVax filed one non-provisional international PCT patent application No. PCT/US2025/040212, and two USPTO provisional patent applications, No. 63/897,257 and No. 63/943,019. All these patent applications are intended to protect our various inventions related to our Universal Cancer Treatment Platform.

Effective July 1, 2022, the Company and the Regents of the University of California ("Regents") entered into an Evaluation License and Option Agreement ("Option Agreement"). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee's interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a Second Sponsored Research Agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. During the years ended December 31, 2025 and 2024, research and development fees paid to the Regents totaled $0 and $292,726, respectively.In August 2024, CancerVAX terminated this 2nd research agreement with Regents when our Board decided to move our research and development program in house and work with commercial technology and research organizations to more efficiently develop our own proprietary technology and intellectual properties for the Universal Cancer Treatment Platform.

Competitors and Industry

Competitors

CancerVax competes with major players in the immunotherapy space, such as Merck (Keytruda) and Bristol-Myers Squibb (Opdivo). These established companies possess greater resources and faster pathways to market. CancerVax differentiates through its AI-powered universal approach, avoiding costly and narrow patient-specific vaccines.

Industry Overview

The global cancer immunotherapy market is projected to grow from $83 billion in 2023 to $231 billion by 2031. Rising cancer rates and increased awareness of immunotherapy options are fueling this growth. Immunotherapies are gaining popularity due to fewer side effects and targeted efficacy compared to traditional methods like chemotherapy and radiation.

Current Stage and Roadmap

Current Stage

CancerVax is a pre-clinical biotech company with successful in-vitro and in-vivo test results. Our nanoparticle-based cancer vaccine technology is being developed in collaboration with leading scientific teams and biotech partners, including Cytiva and AxisBio Discovery Services. We believe we are on track to complete pre-IND animal studies to determine toxicity and efficacy of Pancreatic and Liver Cancer treatments within the next 12-18 months.

We are developing a novel Universal Cancer Treatment Platform designed to be customizable as off-the-shelf injections to treat many types of cancer. Powered by artificial intelligence, our revolutionary approach DETECTS, MARKS, and KILLS only cancer cells using the body's immune system. Other immunotherapies have had limited success trying to "teach" the immune system how to recognize cancer cells. Our approach is to make cancer cells look like a common disease that it already recognizes, such as measles, and "trick" the body into killing these "disguised" cancer cells.

On February 25, 2025, the Company reported progress in the development of its targeted nanoparticle delivery system, designed to selectively identify and engage cancer cells while minimizing impact on healthy tissue. In preclinical research, the company demonstrated that its platform can differentiate between cancerous and non-cancerous cells using a dual-recognition approach, supporting its broader strategy of enabling precise immune system targeting. These findings represent an early step toward validating the platform's potential for selective cancer cell engagement and further advancing its ongoing preclinical development efforts.

On August 5, 2025, the Company announced preclinical findings demonstrating its platform's ability to induce an immune response against targeted cells by presenting pathogen-like signals. In laboratory studies, treated cells exhibited markers designed to mimic known infectious agents, which in turn triggered measurable T-cell activation compared to controls. These results support the company's approach of leveraging existing immune recognition pathways as part of its broader immunotherapy strategy and represent an early step in evaluating the platform's potential in preclinical development.

On March 31, 2026 the Company reported results from its initial biodistribution mouse study evaluating its targeted lipid nanoparticle (LNP) platform, demonstrating systemic circulation with reduced accumulation in the liver compared to conventional LNP formulations. The study observed distribution across multiple organs and a clear dose response, with animals remaining healthy throughout, supporting early indications of tolerability. These findings represent an important step in validating the Company's dual-targeting nanoparticle approach and may support further preclinical development as it advances toward additional in vivo studies and potential IND-enabling activities.

Future Roadmap

The Company is preparing for IND-enabling studies and clinical trials. It aims to validate its Universal Cancer Treatment Platform through animal studies and secure FDA clearance for human trials. Long-term, CancerVax plans to scale manufacturing and expand its treatment applicability across various cancer types.

The Team

Officers and Directors

Name: Byron Horton Elton

Byron Horton Elton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO and Principal Accounting Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: I am the President and CEO. Salary: 240K. Options: 1,608,000

Name: Carla Jo Miller

Carla Jo Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller and Director
  Dates of Service: April, 2021 - Present
  Responsibilities: I manage the payables and payroll and coordinate filings of required reports. Salary: 90,000. Options: 394,000 Equity and stock options

Name: Andrew Lewis Van Noy

Andrew Lewis Van Noy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: I run the day-to-day operations of the Company. I connect the science with the business. Compensation: 225,000. 3,031,250 of stock options & warrants

Other business experience in the past three years:

- Employer: DeepPower, Inc.
  Title: CEO
  Dates of Service: May, 2022 - January, 2025
  Responsibilities: I ran a geothermal drilling technology company

Other business experience in the past three years:

- Employer: Newpath Auto Group, LLC
  Title: Principal
  Dates of Service: February, 2022 - May, 2024
  Responsibilities: I helped provide transportation to those getting out of prison and other disenfranchised population.

Name: Bradford Douglas Pearce

Bradford Douglas Pearce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2024 - Present
  Responsibilities: I am a Director and member of the Board. I assist the company in raising funds from Reg D accredited shareholders. No Salary. Options: 1,000,000 stock options.

Other business experience in the past three years:

- Employer: Partners Personnel
  Title: CMO
  Dates of Service: July, 2020 - Present
  Responsibilities: I run all marketing operations for the company

Name: George Edwin Katibah

George Edwin Katibah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Responsible for overseeing research activities and scientific strategy and direction. Salary: $300,000. Options: 3,000,024 stock options

Other business experience in the past three years:

- Employer: RAPT Therapeutics
  Title: Director, Discovery Biology
  Dates of Service: September, 2018 - July, 2024
  Responsibilities: Biology project lead for oncology and inflammation discovery programs. Responsible for overall project strategy and guidance across groups. Managed in vivo pharmacology experiments for oncology and inflammation programs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,935,533.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
CancerVax was formed on March 23, 2021 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CancerVax, Inc.has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Universal Cancer Treatment Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own

operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Government Regulation
In the United States, the FDA regulates biologic products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biologic products. Clearance from the FDA is required before conducting human clinical testing of biologic products. FDA licensure also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologic Products Development Process
Any biologic product must be licensed by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biologic product candidate may be marketed in the United States generally involves the following: Before testing any biologic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs. Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA

allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biologic product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA's regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the study protocol, and must monitor the clinical trial until completed. Human clinical trials typically are conducted in three sequential phases that may overlap or be combined: Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biologic product candidate has been associated with unexpected serious harm to patients.

Compliance with cGMP requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification. Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

The results of the preclinical tests and clinical trials, together with detailed information relating to the product's CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the

first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication. The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate's identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the product candidate. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. A REMS could include medication guides, physician communication plans and elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required. Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biologic product's safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA has agreed to specified performance goals in the review of BLAs under the PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Post-Approval Requirements

Rigorous and extensive FDA regulation of biologic products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biologic products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biologic products. A sponsor also must comply with the FDA's advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product's approved labeling (known as "off-label use"). The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations relating to the promotion of off-label uses may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Companies, however, may generally share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. Discovery of previously

unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor's U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biologic product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Other Healthcare Laws and Regulations
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following: Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of FDA-approved drugs for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not

consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing. By way of example, in March 2010, the ACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our business are: Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, effective January 1, 2019, for not complying with the ACA's individual mandate to carry health insurance and delaying the implementation of certain ACA-mandated fees. In addition, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester through 2030. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration's budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent "principles" for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and

place limits on pharmaceutical price increases. Further, the Trump administration previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. The Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS's policy change that was effective January 1, 2019. While some of these measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. It is also possible that additional governmental action is taken to address the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biologic, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act
The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business abroad or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, official or employee of a public international organization, or a political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA includes interactions with healthcare professionals of foreign state-owned or affiliated hospitals, universities, or research institutions. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Intellectual Property
We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in our field and other fields that are or may be important for the development of our business. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our business. In 2024, CancerVax elected not to exercise their option or to license the UCLA Case No. 2021-146, with provisional patent filings: UCLA.P01132US.P1/1001147112. Additionally, CancerVAX has filed provisional patents 63/322/067 filed on 3/23/22 and No. 63/677,440 on 7/31/2024 to protect our invention which leverages cutting-edge biotechnologies to develop our Universal Cancer Treatment Platform.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Van Noy	3,031,250	Common Stock	17.8%
Byron Elton	1,608,000	Common Stock	9.4%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,749,126 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000,000 with a total of 17,091,446 outstanding.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Our holders of common stock do not have cumulative voting rights.

Material Rights

The total amount outstanding includes 31,250 of shares to be issued pursuant to outstanding warrants

The total amount outstanding includes 15,847,556 shares to be issued pursuant to stock options outstanding.

The total amount outstanding does not include 750,000 shares that may be issued pursuant to certain stock options granted on June 19,2026.

Dividends

Holders of common stock will be entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor, which may be paid in cash, property, or in shares of the Company's capital stock.

Liquidation Preferences

Upon liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of common stock will be entitled to receive their ratable share of the net assets of the Company legally available for distribution after payment of all debts and other liabilities.

Conversion

There are no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Series A Preferred Stock

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights

In the event these shares convert into common they would obtain voting rights. See Exhibit F for additional details.

Material Rights

The 200,000 outstanding shares of Series A Preferred Stock can convert into 25,000,000 shares of Common Stock. The fully diluted price per share calculation has been calculated on a fully diluted basis assuming the conversion of the preferred (see offering terms).

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company's common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

The holder of the Series A Preferred Stock is also party to an Investor Rights Agreement with the Company that allows the investor to have certain registration rights, including the ability to demand the Company register the shares via Form S-1 or Form S-3 at the Company's expense, or the ability to include the investor's shares on a registration statement that is

voluntarily being filed by the Company. Series A Preferred Stock is non-voting securities and the shareholder is prohibited from beneficially owning more than 4.99% of our voting common stock, unless 61-days of prior written notice is provided to the Company by the shareholder with its election to waive that limitation

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company's assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

See exhibit F for additional information.

Series B Preferred Stock

The amount of security authorized is 100,000 with a total of 65,505 outstanding.

Voting Rights

In the event these shares convert into common they would obtain voting rights. See Exhibit F for additional details.

Material Rights

The amount of Series B Preferred Stock outstanding does not include any shares of Series B Preferred Stock that may be issued in connection with the Company's concurrent Reg D offering.

The 65,505 outstanding shares of Series B Preferred Stock can convert into 6,550,500 shares of Common Stock. The fully diluted price per share calculation for this offering has been calculated on a fully diluted basis assuming the conversion of the preferred (see offering terms).

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company's common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company's assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

Adjustments for Future Financings and Securities Issuances. In the event the Corporation at any time after the first issuance of a share of the Series B Preferred Stock shall sell, issue or grant any securities to any party, including but not limited to financing transactions, stock options grants, warrants or other securities issuances (including convertible debt), where the effective price per share of Common Stock ("New Price") is less than the Conversion Price, then, and in each such case, the Conversion Price (as previously adjusted) in effect immediately prior to such event shall be adjusted lower, automatically, to the New Price. Additionally, if future financing transactions or securities issuances include more favorable or superior terms than the terms of this Certificate of Designation, including by not limited to liquidation preferences, dividends, or participation rights, then Holders of Series B Preferred Stock may, at his/her sole discretion, assume those more favorable terms.

See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution,

with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: Company Formation, Research and Development, SG&A
  Date: March 01, 2021
  Offering exemption relied upon: 506(b)

- Name: Series B Preferred
  Type of security sold: Equity
  Final amount sold: $6,550,500.00
  Number of Securities Sold: 65,505
  Use of proceeds: Research and Development, SG&A
  Date: October 01, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $833,264.00
  Number of Securities Sold: 468,133
  Use of proceeds: Research and Development, SG&A
  Date: March 30, 2023
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $68,000.00
  Number of Securities Sold: 35,266
  Use of proceeds: Research and Development, SG&A
  Date: December 31, 2024
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,068
  Use of proceeds: NA
  Date: June 02, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,064,464.80
  Number of Securities Sold: 591,673
  Use of proceeds: Research and Development, SG&A

Date: June 02, 2025
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

How long can the business operate without revenue:

Based on financial commitments from existing shareholders, the Company can maintain operations at existing levels for the next 18-24 months.

Foreseeable major expenses based on projections:

The Company is ramping up research and development efforts and therefore R&D costs will increase proportionally.

Future operational challenges:

The Company's technology is ultimately subject to FDA review prior to entering clinical trials. The Company is mitigating this by conducting pre-IND meetings with the FDA to better understand what data will be required to enter human clinical trials.

Future challenges related to capital resources:

As the Company continues to successfully conduct and display the appropriate data from required studies, capital should be easier to obtain. However, if study results are consistently negative, then raising additional funds may be challenging.

Future milestones and events:

The Company has 16 more studies planned to obtain the necessary data to show safety and efficacy of our Universal Cancer Treatment Platform to present to the FDA.

Historical results and cash flows:

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2026, the Company has capital resources available in the form of shareholder loan in the amount of $250,000 - $275,000 a month for operations and $275,954.72 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised from this offering would be strategically used for general operations and research and development. Should insufficient funds be raised through this offering, the Company can rely on existing Shareholders to fund operations through animal studies or IND Enabling studies via issuance of preferred stock or notes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 41% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $275,000 for expenses related to General and Administrative, Legal, Research and Development, Marketing, etc. These operating funds would come from existing Shareholders in the form of loans or sales of securities.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount and continues to receive loans or funds from current Shareholders, we anticipate the Company will be able to operate for 13-15 months without additional capital. This is based on a current monthly burn rate of 250,000-$275,000 for expenses related to General and Administrative, Legal, Research and Development, Marketing, etc.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including from current Shareholder loans and sales of preferred stock through Reg D 506(c) offerings. As of April 7, 2026 , the Company has an active Reg D 506(c) offering and has sold $6,550,500 of these securities in this offering. The company can sell an additional $3,521,500 securities in this offering.

Indebtedness

- Creditor: Bountiful Capital, LLC
  Amount Owed: $255,000.00
  Interest Rate: 5.0%
  These are simple notes with 12 month maturity dates and have no conversion features. Amount owed calculated as of April, 2026.

Related Party Transactions

- Name of Person: Bountiful Capital, LLC
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On March 27, 2026, the Company and Bountiful Capital, LLC agreed to exchange $5,368,519 of principal and interest for 53,685 shares of Series B Preferred Stock.
  Material Terms: Material Terms: Demand note. 12 month term with interest at 5%

- Name of Person: Ryan Davies
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. This stock option grant was modified on September 19, 2024 to consist of the grant of 1,000,000 fully-vested shares at an exercise price of $0.08 per share that expire on December 31, 2029. On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. This stock option grant was subsequently cancelled on September 19, 2024. Effective September 19, 2024, Ryan Davies resigned from the Board of Directors of the Company. The Company entered into a Separation and Severance Agreement with Mr. Davies and a First Amended Notice of Grant of Non-Qualified Stock Options on that same date. The Agreements cancelled entirely Mr. Davies' second stock option grant and modified his first stock option grant to grant 1,000,000 shares at an exercise price of $0.08 per share that are fully vested and expire on December 31, 2029.
  Material Terms: NA

- Name of Person: Andrew Van Noy
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: On February 8, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire February 8, 2034. On May 15, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 2,500,000 shares of common stock at

an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034.
Material Terms: NA

- Name of Person: Byron Elton
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On December 16, 2022, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032.On February 7, 2023, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033.On May 15, 2024, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034.
  Material Terms: NA

- Name of Person: Carla Miller
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. On May 15, 2024, the Company granted Ms. Miller non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. On October 1, 2024, the Company granted Ms. Miller non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034.
  Material Terms: NA

- Name of Person: George Katibah
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On November 15, 2024, George Katibah was appointed Chief Scientific Officer and the Company granted Mr. Katibah non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. The options vest over a period of 36 months and expire November 15, 2034. On May 11, 2026, the Company granted Mr. Katibah non-qualified options to purchase 2,000,016 shares of common stock at an exercise price of $0.42 per share. The options vest over a period of 36 months and expire May 11, 2036.
  Material Terms: NA

- Name of Person: Brad Pearce
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On October 1, 2024, Brad Pearce was appointed Director and the Company granted Mr. Pearce non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034.
  Material Terms: NA

Valuation

Pre-Money Valuation: $109,444,378.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options and warrants are exercised (please note that this calculation does not include 750,000 shares that may be issued pursuant to certain stock options granted on June 19,2026).

The Company has no outstanding convertible securities.

Please note that the current amount of Preferred stock outstanding corresponds to 31,550,500 shares of Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- R&D
  71.5%
  Funds will go to Research and development costs

- SG&A
  20.0%
  Salaries and payroll, marketing, etc.

If we raise the over allotment amount of $3,935,533.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- R&D
  71.5%
  Funds will go to Research and development costs

- SG&A
  20.0%
  Salaries and payroll, marketing, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cancervax.com (https://www.cancervax.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cancervax

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR CancerVax, Inc.

[See attached]



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of CancerVAX, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CancerVAX, Inc. (the Company) as of December 31, 2025 and 2024 the related statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

Due to the net loss, negative cash flows from operations for the year, and working capital deficiency, the Company evaluated the need for a going concern listed in note 3.

Auditing management's evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future expenses, which is not able to be easily substantiated.

We evaluated the appropriateness of the going concern, we examined and evaluated the financial information along with management's plans to mitigate the going concern and management's disclosure on going concern.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company's auditor since 2022

The Woodlands, TX

March 31, 2026

CancerVAX, Inc.
Balance Sheets

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash	$	198,288	$	183,505
Prepaid expenses		9,742		11,198
Deferred offering costs		-		100,000
Receivables		219		-
Total current assets		208,249		294,703
Long-term assets:				
Property and equipment, net		645		1,241
Deposits		3,500		3,500
Total long-term assets		4,145		4,741
Total assets	$	212,394	$	299,444
LIABILITIES, MEZZANINE AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and liabilities	$	1,155,376	$	1,486,481
Accrued interest - related party		212,751		39,666
Notes payable - related party		4,585,000		1,895,000
Total liabilities		5,953,127		3,421,147
Mezzanine:				
Series A preferred stock, $0.01 par value, 200,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024, respectively		2,000,000		2,000,000
Series B preferred stock, $0.01 par value, 10,300 and 10,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024, respectively		1,080,000		1,000,000
Commitments and contingencies		-		-
Stockholders' deficit:				
Common stock, $0.001 par value; 10,000,000,000 shares authorized; 602,881 and 602,881 shares issued and outstanding as of December 31, 2025 and 2024, respectively		929		603
Additional paid in capital		10,040,553		3,200,772
Accumulated deficit		(18,862,215)		(9,323,078)
Total stockholders' equity (deficit)		(8,820,733)		(6,121,703)
Total liabilities, mezzanine and stockholders' deficit	$	212,394	$	299,444

See accompanying notes to financial statements

CancerVAX, Inc.
Statements of Operations

	Years ended December 31,	
	2025	2024
Revenues	$ -	$ -
Operating expenses:		
General and administrative expenses	8,468,666	3,747,910
Research and development	623,250	497,128
Total operating expenses	9,091,916	4,245,038
Loss from operations before other income/(expenses) and income taxes	(9,091,916)	(4,245,038)
Other income/(expenses):		
Interest expense	(447,221)	(133,019)
Gain (loss) on settlement of debt	-	(9,621)
Total other income/(expenses)	(447,221)	(142,640)
Provision for income taxes	-	-
Net loss	$ (9,539,137)	$ (4,387,678)
Weighted average number of common shares outstanding, basic and diluted	737,574	595,767
Net loss per common share attributable to shareholders, basic and diluted	$ (12.93)	$ (7.36)

See accompanying notes to financial statements

CancerVAX, Inc.
Statements of Stockholders' Deficit
For the Years Ended December 31, 2025 and 2024

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2023	200,000	$2,000,000	5,000	$ 500,000	580,633	$ 581	$ 955,817	$ (4,935,400)	$(3,979,002)
Related party stock option expense	-	-	-	-	-	-	1,596,268	-	1,596,268
Stock option expense	-	-	-	-	-	-	506,644	-	506,644
Sale of common stock for cash	-	-	-	-	22,248	22	61,726	-	61,748
Issuance of Series B preferred exchanged to cancel debt	-	-	5,000	500,000	-	-	-	-	-
Imputed interest	-	-	-	-	-	-	80,317	-	80,317
Net income (loss)	-	-	-	-	-	-	-	(4,387,678)	(4,387,678)
Balance, December 31, 2024	200,000	2,000,000	10,000	1,000,000	602,881	603	3,200,772	(9,323,078)	(6,121,703)
Related party stock option expense	-	-	-	-	-	-	3,642,874	-	3,642,874
Sale of common stock for cash	-	-	-	-	326,236	326	398,869	-	399,195
Series B preferred for cash	-	-	800	80,000	-	-	-	-	-
Stock option expense							2,524,782		2,524,782
Imputed interest	-	-	-	-	-	-	273,256	-	273,256
Net income (loss)	-	-	-	-	-	-	-	(9,539,137)	(9,539,137)
Balance, December 31, 2025	200,000	$2,000,000	10,800	$1,080,000	929,117	$ 929	$10,040,553	$(18,862,215)	$(8,820,733)

See accompanying notes to financial statements

CancerVAX, Inc.
Statements of Cash Flows

	Years Ended December 31, 2025	Years Ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (9,539,137)	$ (4,387,678)
Adjustments to reconcile net loss to net cash used in operating activities:		
Related party stock option expense	3,642,874	1,596,268
Stock option expense	2,524,782	506,644
(Gain) Loss on settlement of debt	-	9,621
Depreciation expense	596	596
Imputed interest	273,256	80,317
Changes in operating assets and liabilities:		
(Increase) decrease in receivables	(219)	-
(Increase) decrease in prepaid expenses	1,456	2,948
(Increase) decrease deferred offering costs	-	(65,469)
(Increase) decrease in deposits	-	(3,500)
Increase (decrease) accounts payable	(331,105)	(261,771)
Increase (decrease) accrued interest	173,085	50,045
Increase (decrease) accrued liabilities	-	63,308
Net cash provided by (used in) operating activities	(3,254,412)	(2,408,671)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of common stock	499,195	78,967
Proceeds from the issuance of Series B preferred stock	80,000	-
Proceeds from notes payable	2,690,000	2,375,000
Net cash provided by (used in) financing activities	3,269,195	2,453,967
Net increase (decrease) in cash	14,783	45,296
Cash, cash equivalents, and restricted cash - beginning of period	183,505	138,209
Cash, cash equivalents, and restricted cash - end of period	$ 198,288	$ 183,505
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash investing and financing activities:		
Conversion of debt into Series B preferred stock	$ -	$ 500,000
Amortization of deferred offering costs	$ 100,000	$ 17,219

See accompanying notes to financial statements

CancerVAX, Inc.
Notes to Financial Statements
For the years Ended December 31, 2025 and 2024

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVAX, Inc. (the "Company") was incorporated in the state of Nevada on March 26, 2021.

CancerVax is a pre-clinical biotech company developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer. Our innovative approach detects, marks, and kills only cancer cells. by making cancer cells look like well immunized common diseases such as measles or chickenpox, we intend to use the body's natural immune system to easily kill the cancer cells. We have also created our first cancer drug candidate – a single-disease specific immunotherapy targeting Ewing sarcoma, a rare but deadly bone and soft tissue cancer primarily affecting children and young adults. We look forward to the day when treating cancer will be as simple as getting a shot – a better way to fight cancer.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and a subsequent provisional patent describing our novel Smart mRNA technology was filed in August 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires the Company's management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation ("FDIC") insures these balances, up to $250,000. Of the Company's cash balance as of December 31, 2025, $0 was not insured. As of December 31, 2025 and December 31, 2024, there were no cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

Mezzanine

Series A and Series B preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $623,250 and $497,128 for the years ended December 31, 2025 and 2024, respectively.

Advertising and Marketing

Advertising and marketing expenses are expensed as incurred and totaled $382,174 and $543,889 for the years ended December 31, 2025 and 2024, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $97,241 and $90,574 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through December 31, 2025.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2025 and 2024, the deferred tax asset was fully offset by a 100% valuation allowance.

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A and Series B Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 2,013,827,524 and 2,012,147,516 shares for the years ended December 31, 2025 and 2024, respectively.

For the years ended December 31, 2025 and 2024, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Segment Reporting

CancerVax, Inc. operates a single operating segment, focusing on developing a novel Universal Cancer Treatment platform that will be customizable, as an injection, to treat many types of cancer.

The accounting policies of the operating segment are the same as those described in the summary of significant accounting policies. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM assesses performance for the segment and decides how to allocate resources based on net income (loss) that is reported on the income statement. The measure of segment assets is reported on the balance sheet as total assets.

As the Company did not generate revenues in 2025, the CODM assessed Company performance through the achievement of target identification goals. In addition to the Company's Statement of Operations, the CODM regularly works with the Controller and Chief Operating Officer to develop budgeted and forecasted expense information which is used to determine the Company's liquidity needs and cash allocation.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures. The amendments only impact disclosures and are not expected to have an impact on the Company's financial condition and results of operations.

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the year ended December 31, 2025, the Company used net cash of $3,254,412 in operations and as of December 31, 2025, had an accumulated deficit of $18,221,462. The uncertainties surrounding the successful implementation of the Company's business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management's plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources to fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

Notes Payable – Related Party

Our related party notes payable consisted of the following:

	December 31, 2025	December 31, 2024
Demand Note entered into on 02/15/24 [1]	$ 100,000	$ 100,000
Demand Note entered into on 04/02/24 [2]	250,000	250,000
Demand Note entered into on 05/08/24 [3]	150,000	150,000
Demand Note entered into on 05/24/24 [4]	75,000	75,000
Demand Note entered into on 06/10/24 [5]	240,000	240,000
Demand Note entered into on 07/15/24 [6]	150,000	150,000
Demand Note entered into on 08/15/24 [7]	200,000	200,000
Demand Note entered into on 09/05/24 [8]	200,000	200,000
Demand Note entered into on 10/04/24 [9]	250,000	250,000
Demand Note entered into on 10/30/24 [10]	280,000	280,000
Demand Note entered into on 12/04/24 [11]	290,000	-
Demand Note entered into on 10/30/24 [12]	185,000	-
Demand Note entered into on 12/04/24 [13]	210,000	-
Demand Note entered into on 04/07/25 [14]	275,000	-
Demand Note entered into on 05/05/25 [15]	300,000	-
Demand Note entered into on 06/11/25 [16]	225,000	-
Demand Note entered into on 07/10/25 [17]	175,000	-
Demand Note entered into on 08/06/25 [18]	225,000	-
Demand Note entered into on 09/05/25 [19]	225,000	-
Demand Note entered into on 10/06/25 [20]	200,000	-
Demand Note entered into on 11/06/25 [21]	185,000	-
Demand Note entered into on 12/09/25 [22]	195,000	-
Notes Payable - Related Party	$ 4,585,000	$ 1,895,000

[1] On February 15, 2024, we received proceeds of $100,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 15, 2025. Effective February 15, 2025 the note went into default as the due date

had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $5,069 and $4,444 of interest expense on the note and made no payments or interest, resulting in $9,513 of accrued interest – related party as of December 31, 2025.

[2] On April 4, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 4, 2025. Effective April 4, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $12,674 and $9,410, respectively of interest expense on the note and made no payments of principal or interest, resulting in $22,084 of accrued interest – related party as of December 31, 2025.

[3] On May 8, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 8, 2025. Effective May 8, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $7,604 and $4,938, respectively of interest expense on the note and made no payments of principal or interest, resulting in $12,542 of accrued interest – related party as of December 31, 2025.

[4] On May 24, 2024, we received proceeds of $75,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 24, 2025. Effective May 24, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $3,802 and $2,302, respectively of interest expense on the note and made no payments of principal or interest, resulting in $6,104 of accrued interest – related party as of December 31, 2025.

[5] On June 10, 2024, we received proceeds of $240,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 10, 2025. Effective June 10, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $12,167 and $6,800, respectively of interest expense on the note and made no payments of principal or interest, resulting in $18,967 of accrued interest – related party as of December 31, 2025.

[6] On August 15, 2024, we received proceeds of $150,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 15, 2025. Effective August 15, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $7,604 and $2,875, respectively of interest expense on the note and made no payments of principal or interest, resulting in $10,479 of accrued interest – related party as of December 31, 2025.

[7] On September 5, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2025. Effective September 5, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $10,139 and $3,250, respectively of interest expense on the note and made no payments of principal or interest, resulting in $13,389 of accrued interest – related party as of December 31, 2025.

[8] On October 4, 2024, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 4, 2025. Effective October 4, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $10,139 and $2,444, respectively of interest expense on the note and made no payments of principal or interest, resulting in $12,583 of accrued interest – related party as of December 31, 2025.

[9] On October 30, 2024, we received proceeds of $250,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 30, 2025. Effective October 30, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $12,674 and $2,153, respectively of interest expense on the note and made no payments of principal or interest, resulting in $14,827 of accrued interest – related party as of December 31, 2025.

[10] On December 4, 2024, we received proceeds of $280,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 4, 2025. Effective December 4, 2025 the note went into default as the due date had passed with no extension. During the years ended December 31, 2025 and 2024 we recognized $14,194 and $1,050, respectively of interest expense on the note and made no payments of principal or interest, resulting in $15,244 of accrued interest – related party as of December 31, 2025.

[11] On January 8, 2025, we received proceeds of $290,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than January 8, 2026. During the years ended December 31, 2025 and 2024 we recognized $14,379 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $14,379 of accrued interest – related party as of December 31, 2025.

[12] On February 5, 2025, we received proceeds of $185,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than February 5, 2026. During the years ended December 31, 2025 and 2024 we recognized $8,453 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,453 of accrued interest – related party as of December 31, 2025.

[13] On March 17, 2025, we received proceeds of $210,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than March 17, 2026. During the years ended December 31, 2025 and 2024 we recognized $8,429 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $8,429 of accrued interest – related party as of December 31, 2025.

[14] On April 7, 2025, we received proceeds of $275,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than April 7, 2026. During the years ended December 31, 2025 and 2024 we recognized $10,236 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $10,236 of accrued interest – related party as of December 31, 2025.

[15] On May 5, 2025, we received proceeds of $300,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than May 5, 2026. During the years ended December 31, 2025 and 2024 we recognized $12,300 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $12,300 of accrued interest – related party as of December 31, 2025.

[16] On June 11, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than June 11, 2026. During the years ended December 31, 2025 and 2024 we recognized $6,344 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $6,344 of accrued interest – related party as of December 31, 2025.

[17] On July 10, 2025, we received proceeds of $175,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than July 10, 2026. During the years ended December 31, 2025 and 2024 we recognized $4,229 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $4,229 of accrued interest – related party as of December 31, 2025.

[18] On August 6, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than August 6, 2026. During the years ended December 31, 2025 and 2024 we recognized $4,594 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $4,594 of accrued interest – related party as of December 31, 2025.

[19] On September 5, 2025, we received proceeds of $225,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than September 5, 2026. During the years ended December 31, 2025 and 2024 we recognized $3,656 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $3,656 of accrued interest – related party as of December 31, 2025.

[20] On October 6, 2025, we received proceeds of $200,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than October 6, 2026. During the years ended December 31, 2025 and 2024 we recognized $2,389 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $2,389 of accrued interest – related party as of December 31, 2025.

[21] On November 6, 2025, we received proceeds of $185,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than November 6, 2026. During the years ended December 31, 2025 and 2024 we recognized $1,413 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $1,413 of accrued interest – related party as of December 31, 2025.

[22] On December 9, 2025, we received proceeds of $195,000 from Bountiful Capital, LLC, an entity that has a beneficial ownership in the Company and entered into a demand note. The note bears interest at 5% per annum, the entire principal and any accrued and unpaid interest is due and payable on demand, but in no case later than December 9, 2026. During the years ended December 31, 2025 and 2024 we recognized $596 and $0, respectively of interest expense on the note and made no payments of principal or interest, resulting in $596 of accrued interest – related party as of December 31, 2025.

During the years ended December 31, 2025 and 2024, the Company imputed $273,256 and $80,317 of interest on the above notes payable – related party for an effective interest rate of 13%. This resulted in an increase to additional paid in capital.

Other Related Party Arrangements

Effective January 1, 2023, the Company and Ryan Davies, Former President and Chief Executive Officer entered into an employment agreement pursuant to which Mr. Davies would receive an annual salary of $277,000, payable monthly at $23,083. The agreement provided a bonus based on milestones to be determined by the Company's Board of Directors. The agreement could be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary. Effective February 1, 2024, Mr. Davies resigned as Chief Executive Officer and President and, on September 19, 2024, Mr. Davies resigned from his Board position with the Company. During the years ended December 31, 2025 and 2024 wages of $0 and $181,583, respectively were paid to Mr. Davies.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $0 and $36,820 was recorded for these options during the years ended December 31, 2025 and 2024, respectively. This stock option grant was modified on September 19, 2024 to consist of the grant of 1,000,000 fully-vested shares at an exercise price of $0.08 per share that expire on December 31, 2029. Stock option expense of $0 and $9,551 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. Stock option expense of $0 and $24,284 was recorded for these options during the years ended December 31, 2025 and 2024, respectively. This stock option grant was subsequently cancelled on September 19, 2024.

Effective September 19, 2024, Ryan Davies resigned from the Board of Directors of the Company. The Company entered into a Separation and Severance Agreement with Mr. Davies and a First Amended Notice of Grant of Non-Qualified Stock Options on that same date. The Agreements cancelled entirely Mr. Davies' second stock option grant and modified his first stock option grant to grant 1,000,000 shares at an exercise price of $0.08 per share that are fully vested and expire on December 31, 2029.

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. Effective February 1, 2024, Mr. Elton was appointed Chief Executive Officer and President. During the years ended December 31, 2025 and 2024 wages of $240,000 and $230,000, respectively were paid to Mr. Elton.

On December 16, 2022, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $1,894 and $1,894 was recorded for these options during the years ended December, 2025 and 2024, respectively.

On February 7, 2023, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $8,767 and $8,767 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On May 15, 2024, the Company granted Byron Elton, a member of the Company's Board of Directors, non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $577,395 and $315,369 was recorded for these options during the years ended December 31, 2025 and 20243, respectively.

Effective February 1, 2024, Carla Miller was appointed Controller. During the years ended December 31, 2025 and 2024, the Company paid wages of $90,000 and consulting fees of $41,250, respectively, to Carla Miller, a stockholder and its Business Manager.

On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $0 and $460 was recorded for these options during the year ended December 31, 2025 and 2024, respectively.

On May 15, 2024, the Company granted Ms. Miller non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $57,739 and $31,537 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 1, 2024, the Company granted Ms. Miller non-qualified options to purchase 200,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $114,112 and $18,103 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On February 8, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire February 8, 2034. Stock option expense of $293,771 and $227,135 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On May 15, 2024, the Company granted Mr. Van Noy, Chief Operating Officer, non-qualified options to purchase 2,500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $1,442,511 and $790,782 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 1, 2024, Brad Pearce was appointed Director and the Company granted Mr. Pearce non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $570,558 and $90,513 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On November 15, 2024, George Katibah was appointed Chief Scientific Officer and the Company granted Mr. Katibah non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire November 15, 2034. Stock option expense of $576,128 and $46,003 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2025 and December 31, 2024 is comprised of the following:

	Estimated Useful Life (years)	December 31, 2025	December 31, 2024
Computer equipment	5	$ 2,979	$ 2,979
Accumulated depreciation		(2,334)	(1,738)
Net		$ 645	$ 1,241

Total depreciation expense for the years ended December 31, 2025 and 2024, was $596 and $596, respectively, all of which was recorded in our general and administrative expenses on our statement of operations.

NOTE 6. MEZZANINE

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock.

Series A Preferred Stock

During the year ended December 31, 2021, our Board of Directors approved the designation of 200,000 of the Company's shares of preferred stock as Series A Preferred Stock. In March 2021, the Company issued 200,000 Series A preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of December 31, 2025 and December 31, 2024.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of December 31, 2025 and December 31, 2024. The preferred stock is convertible into shares of the Company's common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company's common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company's assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

Series B Preferred Stock

During the year ended December 31, 2023, our Board of Directors approved the designation of 50,000 of the Company's shares of preferred stock as Series B Preferred Stock. In October 2023, the Company issued 5,000 Series B preferred shares to Bountiful Capital, LLC, an institutional investor for cash of $500,000. Due to the individual with voting and investment control over Bountiful Capital, LLC owning more than 10% of the Company's common stock at this time of this transaction, Bountiful Capital, LLC is considered a related party. In September of 2024, the Company and Bountiful Capital, LLC entered into an exchange agreement for $480,000 of debt and accrued interest in exchange for 5,000 shares of Series B Preferred Stock worth $500,000. During the year ended December 31, 2025, the Company issued 800 Series B preferred shares to individual investors for cash of $80,000. The Company had 10,800 and 10,000 Series B preferred shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively.

The Series B preferred stock is recorded at its face value of $100 per share or a total face value of $1,080,000 and $1,000,000 as of December 31, 2025 and December 31, 2024, respectively. The preferred stock is convertible into shares of the Company's common stock at a ratio of $1 per share of common stock. The Series B preferred stock has no voting rights.

The holders of the Series B preferred stock shall be entitled to receive dividends pari passu with holders of the Company's common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $100 per Series B preferred stock.

According to the terms of the Series B preferred stock, upon the sale of all or substantially all of the Company's assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series B preferred stock to be classified as mezzanine in the accompanying balance sheet.

NOTE 7. STOCKHOLDERS' EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 929,117 and 602,881 shares were issued and outstanding as of December 31, 2025 and December 31, 2024, respectively. Effective March 27, 2023, the Company amended its Articles of Incorporation to increase authorized shares from 6,000,000,000 to 10,000,000,000.

During the year ended December 31, 2025, through the use of an equity crowdfunding platform, the Company sold 326,236 shares of common stock for gross proceeds of $499,195 and paid offering and other costs directly related to the offering of $100,000. These costs were charged against the gross proceeds from the offering.

During the year ended December 31, 2024, through the use of an equity crowdfunding platform, the Company sold 22,248 shares of common stock for gross proceeds of $38,211 and paid offering and other costs directly related to the offering of $17,219. These costs were charged against the gross proceeds from the offering. In addition, the Company received $40,756 cash proceeds during the year ended December 31, 2024 from the sale of common stock in the prior year.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Sponsored Research Agreements

In July 2022, the Company executed a Sponsored Research Agreement (the "Second Sponsored Research Agreement ") with the Regents of the University of California (the "Regents") to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The research program with the Regents, which is currently being conducted at UCLA, commenced on July 15, 2022 and has been extended through the end of June 2024 with the option to extend through the end of the year at no additional cost, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

The Second Sponsored Research Agreement is effective for two years after the effective date; at such time, the Research Agreement will expire unless extended by mutual written consent of both parties. The Second Sponsored Research Agreement may be terminated by either party at any time upon 30 days' written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of the Research Agreement by a party, the non-breaching party may terminate the Research Project and the Research Agreement immediately upon written notice to the breaching party. As of December 31, 2025, the Company has paid $1,170,135 of the total $2,197,593 due over the term of the Second Sponsored Research Agreement. As of December 31, 2025, the Company recorded $1,027,458 as amounts due to the Regents under the Second Sponsored Research Agreement. In August 2024, the Company terminated this research agreement with UCLA.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California ("Regents") entered into an Evaluation License and Option Agreement ("Option Agreement"). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee's interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a Second Sponsored Research Agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. During the years ended December 31, 2025 and 2024, research and development fees paid to the Regents totaled $0 and $292,726, respectively.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 9. STOCK OPTIONS AND WARRANTS

On February 7, 2023, the Company granted a consultant non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $1,894 and $1,894 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On August 1, 2023, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033. On May 20, 2024, the non-qualified options were modified to 100,000 shares of common stock at an exercise price of $1.00 per share, the options to vest over a period of 36 months and expire May 20, 2034. Stock option expense of $0 and $25,796 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On May 15, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 15, 2034. Stock option expense of $70,003 and $10,616 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On May 20, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 20, 2034. Stock option expense of $74,092 and $42,557 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On May 24, 2024, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire May 24, 2034. Stock option expense of $60,223 and $34,248 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On August 8, 2024, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 8, 2034. Stock option expense of $602,150 and $197,144 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $30,086 and $9,882 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On August 13, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire August 13, 2034. Stock option expense of $30,086 and $9,882 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $30,099 and $4,949 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 500,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $300,559 and $49,133 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 1, 2024, the Company granted a consultant non-qualified options to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 1, 2034. Stock option expense of $601,119 and $98,266 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $45,237 and $7,413 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 2, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 2, 2034. Stock option expense of $45,237 and $7,413 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 15, 2024, the Company granted a consultant non-qualified options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. On June 26, 2025, the Company's Board of Directors decreased the stock exercise price from $1.00 to $0.34 per share. The options vest over a period of 36 months and expire October 15, 2034. Stock option expense of $45,457 and $7,451 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On June 20, 2025, the Company granted a consultant non-qualified options to purchase 1,000,008 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire June 20, 2035. Stock option expense of $491,419 and $0 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On September 1, 2025, the Company granted a consultant non-qualified options to purchase 250,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire September 1, 2035. Stock option expense of $51,913 and $0 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On October 17, 2025, the Company granted a consultant non-qualified options to purchase 250,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire October 17, 2035. Stock option expense of $40,078 and $0 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

On December 15, 2025, the Company granted a consultant non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.34 per share. The options vest over a period of 36 months and expire December 15, 2035. Stock option expense of $5,130 and $0 was recorded for these options during the years ended December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and December 31, 2024, the Company granted 0 and 7,300,008 non-qualified stock options exercisable for shares of common stock, respectively to related parties. During the year ended December 31, 2025 and December 31, 2024, 0 and 5,237,500 non-qualified stock options held by related parties were cancelled. See Notes 4.

A summary of the Company's stock options as of December 31, 2025 and December 31, 2024, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	6,075,000	$ 0.08		
Granted	10,400,016	$ 0.91		
Exercised	-	$ -		
Cancelled or expired	(5,327,500)	$ 0.08		
Outstanding as of December 31, 2024	11,147,516	$ 0.86		
Granted	1,600,008	$ 0.34		
Exercised	-	$ -		
Outstanding as of December 31, 2025	12,747,524	$ 0.79	8.24	$ 14,263,952
Exercisable as of December 31, 2025	6,438,396	$ 0.72	7.71	$ 7,652,830

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $1.91 and $1.89 as of December 31, 2025 and December 31, 2024, respectively which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

Grant date fair value of the stock options was calculated using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the years ended December 31, 2025 and 2024, stock option expense of $5,526,904 and $2,102,913, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $8,888,107 as of December 31, 2025.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Expected term	Midpoint between vesting date and expiration date
Risk free interest rate	3.74 – 4.44%
Expected volatility	100.72 – 112.60%
Stock price per share	$1.63-$1.92
Expected term [1]	5.88-10

[1] When determining the expected term for options issued to related parties, the Company used the simplified method.

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser was entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant contained a cashless exercise feature as defined in the warrant agreement and expired without being exercised.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Subsequent to December 31, 2025, the Company entered two promissory notes with the same lender for total borrowings of $350,000. The notes mature one year after they were entered and bear interest at a rate of 5% per year.

On March 26, 2026, the Company and a majority of the holders of the Series A Preferred and Series B Preferred stock (Bountiful Capital, LLC) approved the Second Amendment and Restated Certificate of Designation for the Company's Series B Preferred Stock. The amendment increases the number of authorized Series B Preferred Shares to 100,000 and allows for the adjustment to the conversion price in the event the Company issues or grants any securities where the effective price per share of Common Stock is less than the conversion price immediately prior to such event. Additionally, if future financing transactions or securities issuances include more favorable or superior terms than the terms of this Certificate of Designation, including by not limited to liquidation preferences, dividends, or participation rights, then Holders of Series B Preferred Stock may, at his/her sole discretion, assume those more favorable terms. On the next day, March 27, 2026, the Board approved the conversion of $5,105,000 of related party note payables and $263,519 of accrued interest to 53,685 Series B Preferred Shares.

Item 8. Exhibits

INDEX TO EXHIBITS

2.1 Articles of Incorporation dated March 26, 2021(1)

2.2 Certificate of Amendment to the Articles of Incorporation dated January 24, 2022(1)

2.3 Bylaws(1)

3.1 Certificate of Designation of Series A Preferred Stock of CancerVAX, Inc.(1)

3.2 Series A Securities Purchase Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated March 30, 2021(1)

3.3 Investor Rights Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated October 1, 2021(1)

3.4 Right of First Refusal and Co-Sale Agreement by and among CancerVAX, Inc., Bountiful Capital, LLC and certain Key Holders dated October 1, 2021(1)

3.5 Certificate of Designation of Series B Preferred Stock of CancerVAX, Inc.(1)

3.6 Series B Securities Purchase Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated October 13, 2023(1)

4.1 Form of Investor Subscription Agreement(1)

10.1 Sponsored Research Agreement with University of California Los Angeles dated May 12, 2021(1)

10.2 Evaluation License and Option Agreement with the Regents of the University of California dated July 1, 2022(1)

10.3 Sponsored Research Agreement with University of California Los Angeles dated August 1, 2022(1)

10.4 Employment Agreement with Ryan Davies as of January 1, 2023(1)

10.5 Independent Contractor Agreement with Ryan Davies as of October 21, 2021(1)

10.6 Independent Contractor Agreement with Carla Miller as of April 1, 2021 (1)

10.7 Employment Agreement with Byron Elton as of April 1, 2023(1)

(1) Incorporated by reference to that certain Form 1-A/A filed on March 11, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By : */s/ Byron Elton*
Name: Byron Elton
Title: Chief Executive Officer, President, Treasurer, Secretary, Chairman

Date: March 31, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Carla Miller
Carla Miller
Director
March 31, 2026

/s/ Byron Elton
Byron Elton
Director
March 31, 2026

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in CancerVAX

A Revolutionary Way to Treat Cancer

10 million people died last year because the body does not easily recognize and kill cancer cells. However, the body is very good at killing diseases that it recognizes, such as measles. Our unique pre-clinical technology is designed to disguise cancer cells to look like measles and “tricks” the body into killing them.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC.
This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CancerVax
The nanoparticle releases a
Smart mRNA payload into

REASONS TO INVEST

- Previously raised $10.2 million in venture and crowdfunding. Our pre-clinical technology disguises cancer cells to look like well-immunized diseases, such as measles or chickenpox, activating immune memory so the body can attack them while leaving healthy cells unharmed.
- A world-class science team that has created multiple successful drugs that have gone to market.
- A purpose-driven company with huge market potential. According to the World Health Organization, cancer is the second leading cause of death globally and was responsible for 10 million deaths in 2023. According to a 2024 report from Statista, the global cancer immunotherapy market is expected to grow from $83 billion in 2023 to $231 billion by 2031.*

Market projections are inherently uncertain and actual results may vary significantly.

Get Equity
$2.25 Per Share

PREVIOUSLY CROWDFUNDED
$1,965,728.80

RAISED	INVESTORS
$222,577.20	121

MIN INVEST	VALUATION
$524.25	$109.44M

Most Momentum
Top 15 in amount raised last 72 hours

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TEAM



Byron Horton Elton • President, CEO and Principal Accounting Officer
Byron Elton has served as our director since December 16, 2022 and our President and CEO since February 1, 2024. Mr. Elton is an experienced media and marketing executive with a proven record in pioneering new...
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George Edwin Katibah, PhD • Chief Scientific Officer
Expert in the discovery, development, and translation of novel therapies across diverse therapeutic modalities Part of teams that developed the first-in-human drug candidates, including small molecule STING ...
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Adam Grant, PhD • Principal Scientist
An inventor of the Company's Universal Cancer Treatment platform. Expert computational biologist using next generation sequencing data to identify new drug targets and biomarkers of response to cancer ...
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THE PITCH

A Universal Cancer Treatment Platform

CancerVax is a pre-clinical biotech company developing a **Universal Cancer Treatment Platform** designed to target and eliminate cancer cells while leaving healthy cells unharmed. Our technology harnesses AI to DETECT, MARK, and KILL cancer cells by disguising them as known pathogens, like measles, to trigger a natural immune response. Unlike most cancer drugs developed for a single cancer type, our platform is designed to expand across multiple cancer indications.

We have assembled a world-class team of experienced cancer scientists and advisors to help develop our novel cancer technology. As a result of our seasoned scientific team and promising early-stage research, we envision a future where treating cancer will be as simple as getting a shot.

THE PROBLEM & OUR SOLUTION

Breakthrough Technology

Cancer remains one of the deadliest diseases worldwide, claiming 10 million lives in 2023 alone (source: WHO). Traditional treatments like chemotherapy, radiation, and surgery come with severe side effects and inconsistent success rates. Despite advancements in immunotherapy, current therapies struggle to generate a strong or lasting immune response, leaving patients with limited options.

The Problem

The body's immune system is very good at killing foreign pathogens, such as the measles virus. Unfortunately, it's not very good at killing cancer cells, because cancer cells were originally healthy cells. This is why cancer grows undetected by the immune system and is so hard to treat.

Traditional treatments like chemotherapy, radiation, and surgery involve long, difficult regimens that frequently damage healthy cells alongside cancerous ones, causing severe side effects and inconsistent outcomes for patients.

Our Solution

CancerVax is pioneering a novel approach that tricks the immune system into identifying and attacking only cancer cells. Our technology is designed to force cancer cells to produce proteins that mimic those of well-immunized diseases, like measles or chickenpox. The immune system, already trained to fight these diseases, then rapidly eliminates the disguised cancer cells. This innovative method leverages AI-powered detection and a two-step targeting system, providing a precise and potentially more effective treatment.


OUR SOLUTION
A novel 2-step strategy that precisely detects cancer cells
Step 1
Detect cell surface markers outside the cell (Marker1)
Step 2
Detect cancer genetic signatures inside the cell (Marker2)
Marker1
Marker2

**The graphics shown represent the Company's pre-clinical technology; FDA clearance is required before market use and may never be obtained.*

Our technology is packaged into a nanoparticle that is programmed to seek out only cancer cells and uses a novel 2-step strategy to precisely detect cancer cells. This two-step detection process is powered by artificial intelligence, analyzing markers both outside and inside the cell to identify cancer with greater precision.


OUR BREAKTHROUGH TECHNOLOGY
Cancer Cell Detection
A single injection contains billions of CancerVax nanoparticles.
Each nanoparticle is equipped with detectors to seek out cancer cells.
The nanoparticles latch on to cells with matching surface protein.
Step 1 Detection
Cancer Cell Marking
A Smart mRNA payload is released into the cell.
If the cell matches the genetic signature in the payload, then the cell is confirmed as the target cancer cell.
Step 2 Detection
The Smart mRNA then tells the cancer cell to produce proteins associated with well immunized diseases such as measles or chickenpox.
This makes cancer cells look like common diseases the immune system already knows
Cancer cell
Cancer Cell Killing
The body's immune system automatically attacks and kills cancer cells, as if they were measles viruses!
Measles Cell
Measles Antigens (proteins)
Cancer cell
B cell
T cell
Natural killer cell
Eosinophil
Neutrophil
Basophil

**The graphics shown represent the Company's pre-clinical technology; FDA clearance is required before market use and may never be obtained.*

What Makes Us Different

Current cancer treatments rely on surgery, chemotherapy, and radiation, which attack both cancerous and healthy cells, causing severe side effects. In contrast, modern immunotherapies like Keytruda (Merck) and Opdivo (Bristol Myers Squibb) attempt to activate the immune system but often produce only short-lived or weak responses.

CancerVax's approach stands apart by not just stimulating the immune system but actively disguising cancer cells as a known pathogen. This method allows the immune system to respond immediately and aggressively, potentially leading to more effective and longer-lasting results than traditional immunotherapies.

The Market

Cancer is the second leading cause of death globally, with 1.95 million new cases diagnosed in the U.S. in 2023 (American Cancer Society). The global cancer immunotherapy market is projected to grow from $83 billion in 2023 to $231 billion by 2031 (Statista), reflecting increasing demand for innovative treatment options. CancerVax's platform approach is designed to work across multiple cancer indications, addressing one of the largest markets in medicine.


PROJECTED IMMUNOTHERAPY MARKET SIZE
(in billion U.S. dollars)
300
250
200
150
100
50
0
83.6
231.3
2023
2031*

**Market projections are inherently uncertain and actual results may vary significantly.*

Our Early-Stage Validation

CancerVax is a pre-clinical biotech company with successful in-vitro test results. Our nanoparticle-based cancer vaccine technology is being developed in collaboration with leading scientific teams and biotech partners, including Cytiva and Charles River. We aim to complete pre-IND animal studies to determine toxicity and efficacy of the above cancer treatments in 2026.*

** There can be no assurance these studies will occur or that they will be successful.*


PROGRESS
Discovery
Optimization
Pre-Clinical
Clinical
Universal Cancer Treatment Platform
Target Indications
Pancreatic Cancer
Liver Cancers

Progress

- Filed multiple provisional patent applications with the USPTO, including an international PCT application filed in 2025, to protect the core technology of the Universal Cancer Treatment Platform
- Designed several Smart mRNAs for targeting multiple cancer types
- Lab tests successfully validated Smart mRNAs can work in actual cancer cells (Q1 2025)
- Complete therapeutic nanoparticles for the above cancer indications (Q3 2025)
- Planned Completion of pre-IND animal studies to determine toxicity and efficacy of the above cancer treatments (2026)*

**Forward-looking statements based on management's current expectations. Actual results may differ*

Achievements & Recognition

- CancerVax's novel approach has been recognized by top cancer researchers and has attracted a world-class advisory board of leading scientists in oncology, immunology, and nanotechnology.
- Our development partners, including Cytiva and Charles River, are leaders in advanced cancer research and drug delivery systems.
- Early lab results have successfully validated our Smart mRNA technology in actual cancer cells, marking a significant milestone toward clinical trials.

MAJOR LAB MILESTONE: Smart mRNA Can Work!

Smart mRNA turned ON in cancer cells only



GFP Smart mRNAs (shown in green_ delivered to nearly all cancer cells.



Healthy genetic signatures artificially added, and nearly all GFP Smart mRNAs were turned off (no green!)

Smart mRNA turned FF in healthy cell line (HEK293)

The same amount of GFP Smart mRNAs and Control GFP mRNAs were delivered to HEK293



Expression (A.U.)
3000
2500
2000
1500
GFP Smart mRNAs
are turned off
Control GFP mRNA
all turned on
GFP Smart mRNA
Ctrl GFP mRNA

MAJOR LAB MILESTONE:
Successfully Disguises Cancer Cells and Tricks Immune Cells Into Attacking Them



Change Relative to
Baseline T-cell Activity
7.5
5.0
2.5
ns
ns
ns
***
*
Negative Control
CVAX Measles mRNA
CVAX Sars-CoV-2 mRNA
Positive Control
T-cell Stimulatory Condition

Statistical Difference Between Conditions:

nsp>0.05 (not significant) | **p<=0.01 | ***p<=0.001 | *p<=0.05

Non-immunogenic mRNA was used as a Negative Control to confirm little to no T-cell activation by cancer cells alone.

Known immunogenic peptides were used as a Positive Control to confirm the expected level of T-cell activation.

CancerVax mRNAs disguised cancer cells as measles and Sars-CoV-2, which activated T-cells to similar levels as the Positive Control.

The CancerVax trick worked, and worked very well!

MAJOR LAB MILESTONE:
CancerVax Reports Successful Initial Mouse Study with Breakthrough Results

50UG IV at 24hrs



Conventional Base LNP
CancerVax Marker1-LNP
Liver
Liver
Blue = Low Accumulation
Red = High Accumulation
LNP Liver Accumulation
Luciferase Signal
3e+08
2e+08
1e+08
0e+00
No Marker1
Yes Marker1
LNP Status

Systemic Circulation of the LNPs

Many LNP therapies fail in clinical trials due to liver accumulation and resulting toxicity. CancerVax LNPs showed dramatically lowered liver accumulation.

Distribution Noted in Many Organs:

Spleen, Lung, Liver, Kidney, Intestines, Pancreas, Bladder, Heart, Stomach, Ovaries/Testes.

Dosage Response:

A clear dose response was observed in this study of 24 mice, with signal intensity increasing alongside administered dose levels. All animals remained healthy and active during the study suggesting strong tolerability of the Marker1-LNP formulation.

June 15, 2025 – Successful Biodistribution Study of Complete Nanoparticle



CancerVax Marker1 & Marker2 reduce off-target LNP delivery
Bladder
Intestine
Kidney
Liver
Lung
Pancreas
Spleen
Stomach
LNP Signal
Improved hepatic safety with the CancerVax Marker1 & 2 design
ALT
↓ −11%
AST
↓ −32%
T-Bilirubin
↓ −19%

- First biodistribution study of the Company's complete cancer targeting nanoparticle avoided many healthy organ.
- Marker1 showed signs of directing LNPs into specific cells with matching Marker1 surface proteins and delivered the Smart mRNA payload.
- Once inside healthy cells, Marker2 showed effectiveness in deactivating the Smart mRNA in this study.
- Marker1+Marker2 LNPs showed significantly lower liver stress markers (ALT/AST and total bilirubin) than conventional LNPs, consistent with the high cell selectivity of the construct
- **For the first time, Marker1+Marker2 nanoparticle worked as expected in this study!**

Press Release

The results shown are based on pre-clinical studies conducted by the Company. FDA clearance is required before market use and may never be obtained.

Our Development Partners

cytiva	Cytiva, owned by Danaher (NYSE: DHR, ~$170B+ market cap), formerly Precision NanoSystems, is a global leader in advancing and accelerating therapeutics.
charles river	Charles River (NYSE: CRL, ~$10B+ market cap) provides essential products and services to help pharmaceutical and biotechnology companies, government agencies and leading academic institutions around the globe accelerate their research and drug development efforts.
TriLink BIOTECHNOLOGIES part of Maravai LifeSciences	TriLink BioTechnologies, a Maravai LifeSciences company (NASDAQ: MRVI, ~$1-2B) is a global leader in nucleic acid and mRNA solutions. TriLink delivers unrivaled chemical and biological experience, CDMO services, and high-quality readymade and custom materials, including its patented CleanCap® mRNA capping technology.
CROWN BIOSCIENCE	Crown Bioscience is a division of multinational JSR Corporation (TYO: 4185). JSR Life Sciences provides specialized technology, products, materials, and services to biopharmaceutical companies and life science researchers.
AXISBIO DISCOVERY SERVICES	Axis Bio, a division of QIMA Life Sciences, is a preclinical contract research organisation with specialist capabilities in oncology, inflammation and respiratory diseases. Services range from in vitro efficacy and mechanistic studies, to in vivo target engagement, with each study tailored to the unique requirements of the client.

WHY INVEST

Join Us On Our Journey!

With a global immunotherapy market projected to reach $231 billion by 2031, an AI-powered detection platform designed to target cancer with precision, and early-stage validation from lab results, CancerVax presents a unique opportunity to be part of a potential breakthrough in cancer treatment.

CancerVax is also building a growing patent portfolio, with multiple provisional USPTO filings and an international PCT application filed in 2025, designed to protect and defend the platform long-term.

Be part of the future of cancer treatment. Invest in CancerVax today.

ABOUT

HEADQUARTERS

1633 W Innovation Way, Floor 5
Lehi, UT 84043

WEBSITE

View Site

10 million people died last year because the body does not easily recognize and kill cancer cells. However, the body is very good at killing diseases that it recognizes, such as measles. Our unique pre-clinical technology is designed to disguise cancer cells to look like measles and “tricks” the body into killing them.

TERMS

CancerVAX

Overview

PRICE PER SHARE

$2.25

VALUATION

$109.44M

DEADLINE

Sep. 15, 2026 at 6:59 AM UTC

FUNDING GOAL

$20K - $3.94M

Breakdown

MIN INVESTMENT *
$524.25

OFFERING TYPE
Equity

MAX INVESTMENT *
$3,935,533.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,888

MAX NUMBER OF SHARES OFFERED
1,749,126

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$212,394	$299,444
Cash & Cash Equivalents	$198,288	$183,505
Accounts Receivable	$219	$0
Short-Term Debt	$5,953,127	$3,421,147
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$9,539,137	-$4,387,678

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

<u>Loyalty Bonus</u>

Investors in CancerVax as of May. 1, 2026 at 12:59 AM MDT, including individuals waitlisted in our offering that ended on April 30, 2026, will receive 20% bonus shares.

<u>Time-Based Perks</u> (Available for the First 14 Days of the Offering Only):

$1,000+ | Early Tier 1 - Invest $1,000 or more within the first 14 days and receive 10% bonus shares.

$2,500+ | Early Tier 2 - Invest $2,500 or more within the first 14 days and receive 12% bonus shares.

$5,000+ | Early Tier 3 - Invest $5,000 or more within the first 14 days and receive 15% bonus shares.

$10,000+ | Early Tier 4 - Invest $10,000 or more within the first 14 days and receive 18% bonus shares.

$25,000+ | Early Tier 5 - Invest $25,000 or more within the first 14 days and receive 22% bonus shares.

$50,000+ | Early Tier 6 - Invest $50,000 or more within the first 14 days and receive 25% bonus shares.

<u>Amount-Based Perks</u> (Available Throughout the Offering):

$1,000+ | Tier 1 - Invest $1,000 or more and receive 5% bonus shares.

$2,500+ | Tier 2 - Invest $2,500 or more and receive 7% bonus shares.

$5,000+ | Tier 3 - Invest $5,000 or more and receive 10% bonus shares.

$10,000+ | Tier 4 - Invest $10,000 or more and receive 12% bonus shares.

$25,000+ | Tier 5 - Invest $25,000 or more and receive 15% bonus shares.

$50,000+ | Tier 6 - Invest $50,000 or more and receive 18% bonus shares.

$100,000+ | Tier 7 - Invest $100,000 or more and receive 20% bonus shares.

<u>Mid-Campaign Flash Perks:</u>

Day 35–40 | Invest $2,500 or more and receive 8% bonus shares.

Day 60–65 | Invest $2,500 or more and receive 8% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

CancerVax will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common stock at $2.25/ share you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on either the amount invested or the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
$1,000+ | Tier 1
Invest $1,000 or more and receive 5% bonus shares.
Select

$2,500
Flash Perk | Day 35–40
Invest $2,500 or more and receive 8% bonus shares.
00 Days 19 Hours 25 Minutes 37 Seconds
Select

$2,500
$2,500+ | Tier 2
Invest $2,500 or more and receive 7% bonus shares.
Select

$5,000
$5,000+ | Tier 3
Invest $5,000 or more and receive 10% bonus shares.
Select

$10,000
$10,000+ | Tier 4
Invest $10,000 or more and receive 12% bonus shares.
Select

$25,000
$25,000+ | Tier 5
Invest $25,000 or more and receive 15% bonus shares.
Select

$50,000
$50,000+ | Tier 6
Invest $50,000 or more and receive 18% bonus shares.
Select

$100,000
$100,000+ | Tier 7
Invest $100,000 or more and receive 20% bonus shares.
Select

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CancerVax®

THE OPPORTUNITY PROBLEM SOLUTION MARKET TRACTION TEAM PERKS INVEST

A REVOLUTIONARY WAY TO TREAT CANCER

10 million people died last year because the body does not easily recognize and kill cancer cells. However, the body is very good at killing diseases that it recognizes, such as measles. Our unique pre-clinical technology is designed to disguise cancer cells to look like measles and "tricks" the body into killing them.

- **$10.2 million** in venture and crowdfunding previously raised. Our pre-clinical technology disguises cancer cells to look like well-immunized diseases, such as measles or chickenpox, activating immune memory so the body can attack them while leaving healthy cells unharmed.
- **A world-class science team** that has created multiple successful drugs that have gone to market.
- The global cancer immunotherapy market is expected to grow from **$83 billion in 2023 to $231 billion by 2031.***


CANCERVAX®

INVEST

Share Price	Min Investment
$2.25	$524.25

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

*Market projections are inherently uncertain and actual results may vary significantly.

THE OPPORTUNITY

A UNIVERSAL CANCER TREATMENT PLATFORM

CancerVax is a pre-clinical biotech company developing a **Universal Cancer Treatment Platform** designed to target and eliminate cancer cells while leaving healthy cells unharmed. Our technology harnesses AI to DETECT, MARK, and KILL cancer cells by disguising them as known pathogens, like measles, to trigger a natural immune response. Unlike most cancer drugs developed for a single cancer type, our platform is designed to expand across multiple cancer indications.

Cancer Cell Detection







A single injection contains billions of CancerVax nanoparticles.

Each nanoparticle is equipped with detectors to seek out cancer cells.

Step 1 Detection

The nanoparticles latch on to cells with matching surface protein.

Cancer Cell Marking

A Smart mRNA payload is released into the cell.

If the cell matches the genetic signature in the payload, then the cell is confirmed as the target cancer cell.

Step 2 Detection

The Smart mRNA then tells the cancer cell to produce proteins associated with well immunized diseases such as measles or chickenpox.


Cancer cell

This makes cancer cells look like common diseases the immune system already knows

Cancer Cell Killing


Measles Cell
Measles Antigens (proteins)
Cancer cell

The body's immune system automatically attacks and kills cancer cells, as if they were measles viruses!


B cell
T cell
Natural killer cell
Eosinophil
Neutrophil
Basophil

**The graphics shown represent the Company's pre-clinical technology; FDA clearance is required before market use and may never be obtained.*

INVEST

Learn More About the future of cancer treatment

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THE PROBLEM

CANCER REMAINS ONE OF THE DEADLIEST DISEASES WORLDWIDE

Cancer claimed 10 million lives in 2023 alone (source: WHO). Traditional treatments like chemotherapy, radiation, and surgery come with severe side effects and inconsistent success rates. Despite advancements in immunotherapy, current therapies struggle to generate a strong or lasting immune response, leaving patients with limited options.

The body's immune system is very good at killing foreign pathogens, such as the measles virus. Unfortunately, it's not very good at killing cancer cells, because cancer cells were originally healthy cells. This is why cancer grows undetected by the immune system and is so hard to treat.

OUR SOLUTION

CANCERVAX IS PIONEERING A NOVEL APPROACH

Our pioneering approach tricks the immune system into identifying and attacking only cancer cells. Our technology is designed to force cancer cells to produce proteins that mimic those of well-immunized diseases, like measles or chickenpox. The immune system, already trained to fight these diseases, then rapidly eliminates the disguised cancer cells. This innovative method leverages AI-powered detection and a two-step targeting system, providing a precise and potentially more effective treatment.

The two-step detection process shown is based on the Company's pre-clinical technology. FDA clearance is required before market use and may never be obtained.

Step 1

Detect cell surface markers outside the cell (Marker1)

Step 2

Detect cancer genetic signatures inside the cell (Marker2)


Marker1
Marker2

WHAT MAKES CANCERVAX DIFFERENT

Traditional treatments like chemotherapy, radiation, and surgery involve long, difficult regimens that frequently damage healthy cells alongside cancerous ones, causing severe side effects and inconsistent outcomes for patients. In contrast, modern immunotherapies like Keytruda (Merck) and Opdivo (Bristol Myers Squibb) attempt to activate the immune system but often produce only short-lived or weak responses.

CancerVax's approach stands apart by not just stimulating the immune system but actively disguising cancer cells as a known pathogen. This method allows the immune system to respond immediately and aggressively, potentially leading to more effective and longer-lasting results than traditional immunotherapies.

INVEST



PROJECTED IMMUNOTHERAPY MARKET SIZE
(in billion U.S. dollars)
300
250
200
150
100
50
0
231.3
83.6
2023
2031*

Market projections are inherently uncertain and actual results may vary significantly.

OUR MARKET

CANCER IS THE SECOND LEADING CAUSE OF DEATH GLOBALLY

With 1.95 million new cases diagnosed in the U.S. in 2023 (American Cancer Society). The global cancer immunotherapy market is projected to grow from $83 billion in 2023 to $231 billion by 2031* (Statista), reflecting increasing demand for innovative treatment options. CancerVax's platform approach is designed to work across multiple cancer indications, addressing one of the largest markets in medicine.

OUR PROGRESS

OUR EARLY-STAGE VALIDATION

CancerVax is a pre-clinical biotech company with successful in-vitro test results. Our nanoparticle-based cancer vaccine technology is being developed in collaboration with leading scientific teams and biotech partners, including Cytiva and Charles River. We aim to complete pre-IND animal studies to determine toxicity and efficacy of the above cancer treatments in 2026.*

- **Filed multiple provisional patent applications** with the USPTO, including an international PCT application filed in 2025, to protect the core technology of the Universal Cancer Treatment Platform

- **Designed several Smart mRNAs** for targeting multiple cancer types
- **Lab tests successfully validated** Smart mRNAs can work in actual cancer cells (Q1 2025)
- **Complete therapeutic nanoparticles** for the above cancer indications (Q3 2025)
- **Planned Completion of pre-IND animal studies** to determine toxicity and efficacy of the above cancer treatments (2026)**

* There can be no assurance these studies will occur or that they will be successful.
** Forward-looking statements based on management's current expectations. Actual results may differ.

OUR TRACTION

ACHIEVEMENTS & RECOGNITION

CancerVax's novel approach has been **recognized by top cancer researchers and has attracted a world-class advisory board of leading scientists** in oncology, immunology, and nanotechnology.

Our development partners, including Cytiva and Charles River, are **leaders in advanced cancer research and drug delivery systems.**

Early lab results have successfully validated our Smart mRNA technology in actual cancer cells, marking a significant milestone toward clinical trials.

INVEST

OUR DEVELOPMENT PARTNERS

cytiva

Learn more

charles river

Learn more

TriLink BIOTECHNOLOGIES part of Maravai LifeSciences

Learn more

Learn more

Learn more

OUR TEAM

BYRON HORTON ELTON
PRESIDENT, CEO AND PRINCIPAL ACCOUNTING OFFICER



Byron Elton has served as our director since December 16, 2022 and our President and CEO since February 1, 2024. Mr. Elton is an experienced media and marketing executive with a proven record in

GEORGE EDWIN KATIBAH
PHD, CHIEF SCIENTIFIC OFFICER



Expert in the discovery, development, and translation of novel therapies across diverse therapeutic modalities Part of teams that developed the first-in-human drug candidates, including small molecule STING

ADAM GRANT
PHD, PRINCIPAL SCIENTIST



An inventor of the Company's Universal Cancer Treatment platform. Expert computational biologist using next generation sequencing data to identify new drug targets and biomarkers of response to

SUMAI RAMA(
MD, PHD, I SCIENTIFI(

Sumant R Independ Immunopl acquisitio October 2

CancerVax Terms

Overview

SHARE PRICE
$2.25

VALUATION CAP
$109.44M

DEADLINE[1]
Sep 15, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$20K – $3.94M

Breakdown

MIN INVESTMENT
$524.25

OFFERING TYPE
Equity

MAX INVESTMENT
$3,935,533.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
8,888

MAX NUMBER OF SHARES OFFERED
1,749,126

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus info below.

PERKS

EARN BONUS SHARES*

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

Loyalty Bonus: Investors in CancerVax as of **May. 1, 2026 at 12:59 AM MDT**, including individuals waitlisted in our offering that ended on **April 30, 2026**, will receive 20% bonus shares.

TIME-BASED PERKS (AVAILABLE FOR THE FIRST 14 DAYS OF THE OFFERING ONLY):

$1,000+ EARLY TIER 1

Invest $1,000 or more within the first 14 days and receive 10% bonus shares.

INVEST

$2,500+ EARLY TIER 2

Invest $2,500 or more within the first 14 days and receive 12% bonus shares.

INVEST

$5,000+ EARLY TIER 3

Invest $5,000 or more within the first 14 days and receive 15% bonus shares.

INVEST

$10,000+ EARLY TIER 4

Invest $10,000 or more and receive 18% bonus shares.

INVEST

$25,000+ EARLY TIER 5

Invest $25,000 or more and receive 22% bonus shares.

INVEST

$50,000+ EARLY TIER 6

Invest $50,000 or more and receive 25% bonus shares.

INVEST

AMOUNT-BASED PERKS (AVAILABLE THROUGHOUT THE OFFERING):

$1,000+ TIER 1

Invest $1,000 or more and receive 5% bonus shares.

INVEST

$2,500+ TIER 2

Invest $2,500 or more and receive 7% bonus shares.

INVEST

$5,000+
TIER 3

Invest $5,000 or more and receive 10% bonus shares.

INVEST

$10,000+
TIER 4

Invest $10,000 or more and receive 12% bonus shares.

INVEST

$25,000+
TIER 5

Invest $25,000 or more and receive 15% bonus shares.

INVEST

$50,000+
TIER 6

Invest $50,000 or more and receive 18% bonus shares.

INVEST

$100,000+
TIER 7

Invest $100,000 or more and receive 20% bonus shares.

INVEST

MID-CAMPAIGN FLASH PERKS:

$2,500+
DAY 35–40

Invest $2,500 or more and receive 8% bonus shares.

$2,500+
DAY 60–65

Invest $2,500 or more and receive 8% bonus shares.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

CancerVax is creating a better way to fight cancer. The CancerVax way can simply be described as follows, 10 million people died last year because the body does not easily recognize and kill cancer cells. However, the body is very good at killing diseases that it recognizes, such as measles. Our unique technology disguises cancer cells to look like measles and tricks the body into killing them. That's it, in a nutshell, that's the CancerVax way. How is that possible? Let me explain. Our technology, which we refer to as our Universal Cancer Treatment platform, is packaged into injectable nanoparticles that are programmed to seek out only cancer cells. A single injection contains billions of CancerVax nanoparticles. Each nanoparticle is equipped with detectors to seek out specific cancer cells. The nanoparticles latch onto cells with the matching surface protein. The nanoparticle releases a smart mRNA payload into the cell. If the cell matches the genetic signature in the payload, then the cell is confirmed as the target cancer cell. The smart mRNA then tells the cancer cell to produce proteins associated with well immunized diseases such as measles. This makes cancer cells look like measles to the immune system. The body's immune system automatically attacks and kills cancer cells as if they were measles viruses. That's it. Our Universal Cancer Treatment platform is a customizable platform that can treat many different types of cancer without harming healthy cells. We make cancer cells look like measles and trick the body into killing them. No one in the market is taking this novel approach. We've invented proprietary artificial intelligence and machine learning algorithms to find cellular signatures for detecting various cancer types. We're using tried and true mRNA and nanoparticle technology that made the COVID vaccine so inexpensive and effective. Two patent applications have been filed to protect our novel intellectual property. CancerVax is creating a better way to fight cancer. The CancerVax way can be summarized as follows, 10 million people died last year because the body does not easily recognize and kill cancer cells. However, the body is very good at killing diseases that it recognizes, such as measles. Our unique technology disguises cancer cells to look like measles and tricks the body into killing them. We invite you to join the fight!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the “Intermediary”), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine’s platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E13368962021-0
[signature]	Filing Number 20222841286
Secretary of State State Of Nevada	Filed On 12/28/2022 22:03:33 PM
	Number of Pages 7

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☑ **Certificate of Designation**

☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**

☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**

☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: **CancerVAX, Inc.** Entity or Nevada Business Identification Number (NVID): **NV20212053960**
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: **12/28/2022** Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: **Series A Preferred Stock**
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Ryan Davies Signature of Officer Date: 12/28/2022

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number **E13368962021-0**
Barbara K. Cegavske	Filing Number **20222841286**
Secretary of State State Of Nevada	Filed On **12/28/2022 22:03:33 PM**
	Number of Pages **7**

CERTIFICATE OF DESIGNATION

OF

CANCERVAX, INC.

1. The name of the corporation is CANCERVAX, Inc., a Nevada corporation (the "Corporation").

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation of the Corporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

This series of the Corporation's Preferred Stock shall be designated "Series A Preferred Stock". The number of shares constituting the Series A Preferred Stock shall be Two Hundred Thousand (200,000) shares. The total face value of this entire series is Two Million Dollars ($2,000,000.00). Each share of Series A Preferred Stock shall have a stated face value of Ten Dollars ($10.00) ("Share Value"), and is convertible into shares of fully paid and non-assessable shares of common stock ("Common Stock") of the Corporation in accordance with Section 3 below. The Series A Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 1. Dividends. The holders of outstanding shares of the Series A Preferred Stock (the "Holders") shall be entitled to receive dividends pari passu with the holders of Common Stock, except upon a liquidation, dissolution and winding up of the Corporation, as provided below in Section 2 of this Certificate. Such dividends shall be paid equally to all outstanding shares of Series A Preferred Stock and Common Stock, on an as-if-converted basis with respect to the Series A Preferred Stock. The right to such dividend on the Series A Preferred Stock shall be cumulative. At the sole option of the Holder, dividends may be converted into Common Stock at the Conversion Ratio in accordance with Section 3 below. In the event that the Corporation declares a stock dividend, the number of dividend shares distributed to Holder shall not exceed the limits set forth in Section 3(c) below, Limitations of Conversions, and the remaining balance of dividend shares shall accrue on the books on the Corporation in favor of the Holders. The Holders may at any time request the distribution of accrued dividend shares, subject to the limitations of Section 3(c) below, by sending a written notice to the Corporation.

Section 2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, an amount equal to Ten Dollars ($10.00) for each such share of the Series A Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock

dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the Common Stock, and, after such payment, the remaining assets of the Corporation shall be distributed to the holders of Common Stock.

(a) If the assets to be distributed pursuant to this Section 2 to the holders of the Series A Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series A Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b) The sale of all or substantially all of the Corporation's assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

Section 3. Conversion. The Series A Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a) Timing and Mechanics of Conversion.

The Holder has the right, at any time, at its election, to convert shares of Series A Preferred Stock into shares of Common Stock, provided that the Company has enough authorized shares of Common Stock to issue upon each conversion of the Preferred Stock. The Conversion Ratio shall be Ten Thousand shares of Common Stock for One share of Series A Preferred Stock (the "Conversion Ratio"), subject to adjustments described in Section 3. A conversion notice (the "Conversion Notice") may be delivered to Corporation by method of Holder's choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. If no objection is delivered from the Corporation to the Holder, with respect to any variable or calculation reflected in the Conversion Notice within 24 hours of delivery of the Conversion Notice, the Corporation shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Corporation shall deliver the shares of Common Stock from any conversion to the Holder (in any name directed by the Holder) within three (3) business days of Conversion Notice delivery. If the Corporation is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, then upon request of the Holder

and provided that the shares to be issued are eligible for transfer under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or are effectively registered under the Securities Act, the Corporation shall cause its transfer agent to electronically issue the Common Stock issuable upon conversion to the Holder through the DTC Direct Registration System ("DRS"). If the Corporation is not participating in the DTC FAST program, then the Corporation agrees in good faith to apply and cause the approval for participation in the DTC FAST program.

(b) Conversion Delays. If Corporation fails to deliver shares in accordance with the timeframe stated in this Section 3, then for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $1,500 per day shall be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty may be converted into Common Stock at the Conversion Ratio or payable in cash, at the sole option of the Holder (under the Holder's and the Corporation's expectations that any penalty amounts shall tack back to the original date of the issuance of Series A Preferred Stock, consistent with applicable securities laws).

(c) Limitation of Conversions. In no event shall the Holder be entitled to convert any Series A Preferred Stock, such that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Series A Preferred Stock or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of Series A Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days prior notice to the Corporation in writing, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

(d) Adjustment to Conversion Ratio for Stock Dividends, Consolidations and Subdivisions. In case the Corporation at any time after the first issuance of a share of the Series A Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock

(by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock (by reclassification or otherwise), then, and in each such case, the Conversion Ratio (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e) Adjustments for Reclassifications and Certain Reorganizations. In case the Corporation at any time after the first issuance of a share of the Series A Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Corporation is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Series A Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Series A Preferred Stock would have been convertible before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f) Fractional Shares. No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series A Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of the Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of the Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of the Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as is necessary to increase its authorized by unissued shares of the Common Stock to such number of shares as shall be sufficient for such purpose.

Section 4. Notices. Any notice required by the provisions of this Certificate of Designation to be given to holders of shares of the Series A Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address

appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 5. Voting Rights. Except as required by law or as specifically provided herein, the Holders of Series A Preferred shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Series A Preferred shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Section 6. Protective Provisions. So long as any shares of the Series A Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting together as one class alter or change the rights, preferences or privileges of the shares of the Series A Preferred Stock so as to affect materially and adversely such shares; or

The Corporation hereby covenants and agrees that the Corporation will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders. Notwithstanding anything to the contrary, the Company may designate additional series of Preferred Stock provided such designations do not violate this Section 6.

Section 7. Status of Converted Stock. In the event any shares of the Series A Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation's authorized but unissued Preferred Stock.

Section 8. Transferability. This Series A Preferred Stock shall be transferable and may be assigned by the Holder, to anyone of its choosing without Corporation's approval subject to applicable securities laws. Holder covenants not to engage in any unregistered public distribution of the Series A Preferred Stock when making any transfers or assignments.

Section 9. Notices. Any notice required hereby to be given to the holders of shares of the Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 10. Miscellaneous.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series A Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation on this 30th day of March 2021.

CANCERVAX, INC.

By: Lindsay K. Mann
____
Name: Lindsay Mann
Title: President

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E13368962021-0
(signature)	Filing Number 20244387486
Secretary of State State Of Nevada	Filed On 10/08/2024 12:22:28 PM
	Number of Pages 7

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☐ **Certificate of Designation**

☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**

☑ **Certificate of Amendment to Designation - After Issuance of Class or Series**

☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: CancerVAX, Inc. Entity or Nevada Business Identification Number (NVID): NV20212053960
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: 10/08/2024 Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Series B Preferred Stock
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☑ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6.Resolution: (Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X Byron Elton Signature of Officer Date: 10/08/2024

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number E13368962021-0
FVAguilar	Filing Number 20244387486
Secretary of State State Of Nevada	Filed On 10/08/2024 12:22:28 PM
	Number of Pages 7

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF CANCERVAX, INC.

The purpose of this Amended and Restated Certificate of Designation is to increase the authorized, designated shares of Series B Preferred Stock to 100,000 from 50,000. This Amendment is enacted on October 7, 2024.

1. The name of the corporation is CANCERVAX, Inc., a Nevada corporation (the "Corporation").

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation of the Corporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

This series of the Corporation's Preferred Stock shall be designated "Series B Preferred Stock". The number of shares constituting the Series B Preferred Stock shall be One Hundred Thousand (100,000) shares. The total face value of this entire series is Ten Million Dollars ($10,000,000.00). Each share of Series B Preferred Stock shall have a stated face value of One Hundred Dollars ($100.00) ("Share Value") and is convertible into shares of fully paid and non-assessable shares of common stock ("Common Stock") of the Corporation in accordance with Section 3 below. The Series B Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 1. Dividends. The holders of outstanding shares of the Series B Preferred Stock (the "Holders") shall be entitled to receive dividends pari passu with the holders of Common Stock, except upon a liquidation, dissolution and winding up of the Corporation, as provided below in Section 2 of this Certificate. Such dividends shall be paid equally to all outstanding shares of Series B Preferred Stock and Common Stock, on an as-if-converted basis with respect to the Series B Preferred Stock. The right to such dividend on the Series B Preferred Stock shall be cumulative. At the sole option of the Holder, dividends may be converted into Common Stock at the Conversion Price in accordance with Section 3 below. In the event that the Corporation declares a stock dividend, the number of dividend shares distributed to Holder shall not exceed the limits set forth in Section 3(c) below, Limitations of Conversions, and the remaining balance of dividend shares shall accrue on the books on the Corporation in favor of the Holders. The Holders may at any time request the distribution of accrued dividend shares, subject to the limitations of Section 3(c) below, by sending a written notice to the Corporation.

Section 2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, before any payment shall be made or any assets distributed to the holders of the Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) One Hundred Dollars ($100.00) for each such share of the Series B Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. The amount which a holder of a share of

Series B Preferred Stock is entitled to receive under this Section 2 is hereafter referred to as the "Liquidation Amount".

(a) If the assets to be distributed pursuant to this Section 2 to the holders of the Series B Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series B Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b) The sale of all or substantially all of the Corporation's assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred, excluding (i) any consolidation or merger effected exclusively to change the domicile of the Corporation and (ii) any conversion of the shares of Series B Preferred Stock, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2; provided, however, that and in the event of a deemed liquidation event under this Section 2, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid only out of the consideration payable to stockholders in such deemed liquidation event (the "Available Proceeds").

In the event of a deemed liquidation event pursuant to this Section 2(b), if the Corporation does not effect a dissolution of the Corporation under Nevada law governing distributions within ninety (90) days after such deemed liquidation event, then (i) the Corporation shall send a written notice to each holder of Series B Preferred Stock no later than the ninetieth (90th) day after the deemed liquidation event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series B Preferred Stock, and (ii) if the holders of a majority of the number of outstanding shares of Series B Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such deemed liquidation event, the Corporation shall use Available Proceeds, all to the extent permitted by Nevada law governing distributions to stockholders, on the one hundred fiftieth (150th) day after such deemed liquidation event, to redeem all outstanding shares of Series B Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series B Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series B Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Nevada law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2, the Corporation shall not expend or dissipate the consideration received for such deemed liquidation event, except to discharge expenses incurred in connection with such deemed liquidation event.

Section 3. Conversion. The Series B Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a) Timing and Mechanics of Conversion.

The Holder has the right, at any time, at its election, to convert shares of Series B Preferred Stock into shares of Common Stock, provided that the Company has enough authorized shares of Common Stock to issue upon each conversion of the Preferred Stock. The Conversion Price shall be $1.00 per Share of Common Stock (the "Conversion Price"),

subject to adjustments described in Section 3. A conversion notice (the "Conversion Notice") may be delivered to Corporation by method of Holder's choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. If no objection is delivered from the Corporation to the Holder, with respect to any variable or calculation reflected in the Conversion Notice within 24 hours of delivery of the Conversion Notice, the Corporation shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Corporation shall deliver the shares of Common Stock from any conversion to the Holder (in any name directed by the Holder) within three (3) business days of Conversion Notice delivery. If the Corporation is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer ("FAST") program, then upon request of the Holder and provided that the shares to be issued are eligible for transfer under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or are effectively registered under the Securities Act, the Corporation shall cause its transfer agent to electronically issue the Common Stock issuable upon conversion to the Holder through the DTC Direct Registration System ("DRS"). If the Corporation is not participating in the DTC FAST program, then the Corporation agrees in good faith to apply and cause the approval for participation in the DTC FAST program.

(b) Conversion Delays. If Corporation fails to deliver shares in accordance with the timeframe stated in this Section 3, then for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $1,500 per day shall be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty may be converted into Common Stock at the Conversion Price or payable in cash, at the sole option of the Holder (under the Holder's and the Corporation's expectations that any penalty amounts shall tack back to the original date of the issuance of Series B Preferred Stock, consistent with applicable securities laws).

(c) Limitation of Conversions. In no event shall the Holder be entitled to convert any Series B Preferred Stock, such that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Series B Preferred Stock or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of Series B Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso.

(d) Adjustment to Conversion Price for Stock Dividends, Consolidations and Subdivisions. In case the Corporation at any time after the first issuance of a share of the Series B Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common

Stock (by reclassification or otherwise), then, and in each such case, the Conversion Price (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e) Adjustments for Reclassifications and Certain Reorganizations. In case the Corporation at any time after the first issuance of a share of the Series B Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Corporation is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Series B Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Series B Preferred Stock would have been convertible before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f) Fractional Shares. No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series B Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of the Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of the Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of the Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as is necessary to increase its authorized by unissued shares of the Common Stock to such number of shares as shall be sufficient for such purpose.

Section 4. Notices. Any notice required by the provisions of this Certificate of Designation to be given to holders of shares of the Series B Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 5. Voting Rights. Except as required by law or as specifically provided herein, the Holders of Series B Preferred shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Series B Preferred shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Section 6. Protective Provisions. So long as any shares of the Series B Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Preferred

Stock voting together as one class alter or change the rights, preferences or privileges of the shares of the Series B Preferred Stock so as to affect adversely such shares or rights of the holders of the Series B Preferred Stock or otherwise alter or amend this Certificate of Designation; or

The Corporation hereby covenants and agrees that the Corporation will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders. Notwithstanding anything to the contrary, the Company may designate additional series of Preferred Stock provided such designations do not violate this Section 6.

Section 7. Status of Converted Stock. In the event any shares of the Series B Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation's authorized but unissued Preferred Stock.

Section 8. Transferability. This Series B Preferred Stock shall be transferable and may be assigned by the Holder, to anyone of its choosing without Corporation's approval subject to applicable securities laws. Holder covenants not to engage in any unregistered public distribution of the Series B Preferred Stock when making any transfers or assignments.

Section 9. Notices. Any notice required hereby to be given to the holders of shares of the Series B Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 10. Miscellaneous.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series B Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Designation has been executed by a duly authorized officer of the Corporation on this day of October 7, 2024.

CANCERVAX, INC.

By: Byron Elton
Name: Byron Elton
Title: President

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation Domestic Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ______________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	CancerVAX, Inc.
2. Registered Agent for Service of Process: (Check only one box)	☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below) Registered Agent Solutions, Inc. Name of Registered Agent OR Title of Office or Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* X ______________________ Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity / Date
3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes OR ☐ No
4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) Lindsay Mann — Name; U.S.A. — Country 351 Paseo Nuevo, Floor 2 — Street Address; Santa Barbara — City; CA — State; 93101 — Zip/Postal Code 2) Name / Country Street Address / City / State / Zip/Postal Code 3) Name / Country Street Address / City / State / Zip/Postal Code
5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: ______ **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. Yes ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	
8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of Authorized shares with Par value: Par value: $ Number of Common shares with Par value: 6,000,000,000 Par value: $0.0010000000 Number of Preferred shares with Par value: 50,000,000 Par value: $0.0010000000 Number of shares with no par value: If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of** the **Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. Lindsay Mann (Name) — U.S.A. (Country) 351 Paseo Nuevo, Floor 2 (Address) — Santa Barbara (City) — CA (State) — 93101 (Zip/Postal Code) X *Lindsay K. Mann* (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

ATTACHMENT TO
ARTICLES OF INCORPORATION
OF
CANCERVAX, INC.

8. This Corporation is authorized to issue one class of stock to be designated as "Common Stock" and one class of stock to be designated as "Preferred Stock." The total number of shares of Common Stock which this Corporation is authorized to issue is Six Billion (6,000,000,000) shares, par value $0.001. The total number of shares of Preferred Stock which this Corporation is authorized to issue is Fifty Million (50,000,000) shares, par value $0.001.

The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the Nevada Revised Statutes. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

A. No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations, and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to

any said holder.

B. The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, and Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision.

C. In addition, the Corporation elects not to be governed by the terms and provisions of Sections 78.2055 and NRS 78.207 of the Nevada Revised Statutes requiring shareholder approval of forward and reverse splits in cases where there is no corresponding increase or decrease in and to the number of Authorized shares of the class or series subject to the forward or reverse split and, therefore, shareholder approval will not be required for the Board of Directors of this Corporation to authorize forward and reverse splits of this Corporation's securities without corresponding increases or decreases in and to the number of Authorized shares of the class or series subject to the forward or reverse split.

D. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this paragraph shall apply to or have any effect on any transaction involving acquisition of control by any person, or any transaction with an interested stockholder, or any Board action with respect to Sections 78.2055 and 78.207 NRS, occurring prior to such amendment or repeal.

9. The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by paragraph 1 of Section 78.037 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

10. No capital stock of this corporation, after the amount of the subscription price (which shall not be less than the par value thereof) has been fully paid in, shall ever be assessable or assessed. The holders of such stock shall not be individually responsible for the debts, contracts, or liabilities of the corporation and shall not be liable for assessments to restore impairments in the capital of the corporation.

11. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that

the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

12. The corporation shall, to the fullest extent permitted by Section 78.751 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all expenses, liabilities, or other matters referred to in or covered by said section.

13. The corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.